MMC Norilsk Ni...

082-04270

RECEIVED

2007 FEB 16

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) [redacted]. E-mail: gmk@nornik.ru

07021125

February 12, 2007

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)** Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated February 12, 2007: MMC Norilsk Nickel is founding its own science and technology business
2. Information on the events that may significantly affect the price of the Company's securities dated February 8, 2007
3. Press release dated February 8, 2007: MMC Norilsk Nickel announces regulatory clearance for the acquisition of OMG Nickel Business
4. Press release dated February 5, 2007: MMC Norilsk Nickel to create an energy company before the end 2007

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

PROCESSED
FEB 20 2007
THOMSON
FINANCIAL

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

dlw 2/16

12.02.2007

MMC Norilsk Nickel is founding its own science and technology business

MMC Norilsk Nickel has consolidated its in-house research and development assets into a separate business that will have the status of an independent R&D Branch.

A new entity will be formed on the base of Gipronickel Research and Project Development Institute located in St. Petersburg, with two branches in the cities of Norilsk and Monchegorsk. The Branch will consolidate under its roof all existing R&D divisions of MMC Norilsk Nickel: NorilskProject Institute, Mining&Metallurgical Research Centre in Norilsk, Project Development and Research Centre of Kola MMC, and two science and technology libraries in Norilsk and Monchegorsk.

The major goal of this reorganization is to increase the efficiency of the in-house scientific research and technology development thus promoting the Company's leadership in global mining and metal production industry. The reorganization will improve asset management and reduce costs in R&D, also opening ways to conducting research on a contract basis.

According to Elena Kovaleva, Director for Long-term Development at MMC Norilsk Nickel, the separation of R&D facilities into one independent branch will reinforce in-house science and technology progress on its way to leading positions not only in Russia but on the international level as well.

"Consolidating our R&D activities under one potent entity we are actually creating our own Silicon Valley in the sector of mining and metallurgical sciences. The merged intellectual capitals of Norilsk, Monchegorsk and Saint Petersburg will enable the Company to bring into life the most advanced ideas and innovations", says E. Kovaleva.

"In addition to other obvious advantages, the optimization of costs and cash flow management that may be achieved through such reorganization will make Gipronickel's economic performance more transparent, competitive, and therefore more effective and more flexible in terms of contract execution with third parties", pointed out Aleksei Teksler, Deputy Director of the Polar Branch and Head of Diversified Support Department.

The decision on the reorganization of R&D activities and consolidation of all R&D divisions was made in August 2006. This transformation is a part of MMC Norilsk Nickel's program of management improvement and general corporate restructuring.

Alexander Perov, Deputy general Director of MMC Norilsk Nickel, was elected to chair the Board of Directors of Gipronickel Institute LLC, and Vladimir Kozyrev was appointed General Director.

General Info

22 September 1934 may be regarded as a birthday of Norilsk Nickel's in-house research and development. This was the day of official opening of Nickelolovoprojekt (Project Development Office for Nickel and Tin Exploration and Production) which was transformed later into Gipronickel Institute.

Gipronickel Institute (St. Petersburg) is one of the largest research and project development organizations in the Russian non-ferrous metal industry (521 employees). The list of its clients includes mining and metallurgical complexes, chemical plants, concentrators and sinter plants, and a number of other parties engaged in the production of metals and chemicals.

Norilskproject Institute (Norilsk) is MMC Norilsk Nickel's general designer. It was established in 1938 as a project group, and in 1968 this group was transformed into an institute. Its main activities include engineering survey and designing of production and auxiliary facilities for the Company, as well as various residential and municipal buildings and structures of Norilsk industrial district and Taimyr.

GMOITZ (Norilsk) is an experimental research centre established in 1938. Over 200 employees of the centre are engaged in scientific studies in the field of non-ferrous metallurgy, fulfilling the orders placed by MMC Norilsk Nickel. The centre owns more than 350 copyright certificates, and forty of its inventions are protected by Russian patents.

The total number of employees working in Norilskproject Institute, GMOITZ and Norilsk Science and Technology Library is 775 (as of 1 February all these entities form the Norilsk Branch of Gipronickel Institute).

R&D Centre (Monchegorsk) – In 1937 a group of Gipronickel's experts arrived to the city of Monchegorsk to supervise the construction of Severonickel Plant. In 1945 this group was reorganized into a branch of Gipronickel Institute. In 1994 the branch became a structural division of Severonickel Plant. Its main activities include the development of project and design documentation for Kola MMC (about 95%) and for the city of Monchegorsk. The centre also has a Science and Technology Library. 195 employees work in the centre.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in Zapolyarny vestnik/Vecherny Murmansk newspapers and in the Appendix to Federal Financial Markets Service Newsletter, the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Date of the Board of Directors' meeting: ***February 5, 2007;***
Date and No. of the Protocol of the Board's meeting: ***February 8, 2007; No. ГМК/2-пр-сд;***

Re:
Shareholders' proposals for the agenda of the AGM of MMC Norilsk Nickel and candidates for the Company's Board of Directors and Revision Commission

Resolved:
2. To put the item on the agenda of MMC Norilsk Nickel's AGM:

- Approval of the Auditor of the Company's Russian accounting reports.

with the resolution worded as follows:

To approve Rosexpertiza LLC as the Auditor of the Company's Russian accounting reports for the year 2007.

Representative of MMC Norilsk Nickel ***Usanov D.A.***
(Power of Attorney № ГМК-115/70-нп of 27.12.2006)

February 8, 2007

08.02.2007

OJSC MMC Norilsk Nickel announces regulatory clearance for the acquisition of OMG Nickel Business

OJSC Mining and Metallurgical Company Norilsk Nickel ("Norilsk Nickel") is pleased to announce that it has received necessary regulatory clearances for the transaction with OM Group, Inc. ("OMG") to acquire its nickel business (the "Nickel Business"). Receipt of these approvals concludes an important step towards closing the transaction which is expected on March 1, 2007.

On February 6, 2007 the European Commission cleared the proposed transaction under the EU Merger Regulation. In addition, Norilsk Nickel obtained approvals from the Australian Government under Australia's foreign investment laws as well as from the Ministry of Commerce of the People's Republic of China.

Norilsk Nickel will acquire the Nickel Business for $408 million in cash, which will include the following assets:

· Harjavalta Nickel refining operations in Harjavalta, Finland
· Cawse nickel mining and processing operations in Western Australia
· A 20% stake in MPI Nickel Pty. Ltd. ("MPI"), which operates the Black Swan and Silver Swan nickel mines in Western Australia and is developing the Honeymoon Well project
· Up to an 11.1% holding through common shares and convertible debt in Talvivaaran Kaivososakeyhtiö, a biological heap-leaching project in the Kainuu Region in Finland.

With this acquisition, Norilsk Nickel will further extend its operations internationally to Australia and Finland, and will strengthen its position in the global mining and metals industry. The company will increase refined nickel production capacity by up to 60,000 metric tons per annum, equivalent to an additional 35,000-40,000 tons per annum of refined nickel products excluding nickel produced under current tolling arrangements. The company is excited about gaining access to best in class operational skills and laterite HPAL leaching technology, as well as extending its product line to include nickel salts and briquettes.

Deputy General Director Tav Morgan said, "This transaction represents a significant step in Norilsk Nickel's plans to further expand its position in the nickel industry, and we expect it to lead to further growth opportunities. Going forward, we plan to undertake further business development activity as we seek out opportunities with potential partners aimed at implementing and enhancing our production strategy."

Since the announcement of the transaction on November 20, 2006, Norilsk Nickel has been preparing integration plans to ensure continuity of operations, further develop the Nickel Business, and capture synergies to strengthen the financial performance of the company.

ABOUT OJSC MMC NORILSK NICKEL

OJSC MMC Norilsk Nickel is Russia's largest mining and metallurgical company and the world's largest producer of nickel and palladium, as well as a major producer of platinum and copper. OJSC MMC Norilsk Nickel is listed on the MICEX and RTS Russian stock exchanges (GMKN_RU), and the company's ADRs are traded over the counter in New York (NILSY_US), London (MNOD_LI)

and Berlin (NNIA_GR). For more information visit the Company's web site at http://www.nornik.ru/en/

ABOUT OM GROUP, INC.

OM Group is a leading, vertically integrated international producer and marketer of value-added, metal-based specialty chemicals and related materials. Headquartered in Cleveland, Ohio, OM Group operates manufacturing facilities in the Americas, Europe, Asia, Africa and Australia. For more information, visit the Company's web site at http://www.omgi.com

The press release in Finnish

NORILSK NICKEL

05.02.2007

MMC Norilsk Nickel to create an energy company before the end of 2007

MMC Norilsk Nickel has taken first steps to create the largest Russian privately owned energy holding company. This large scale project envisages the spin-off of energy assets already purchased by the Company and those scheduled to be acquired.

"The spin-off of energy assets into a new stand-alone company will increase the income of MMC Norilsk Nickel shareholders", said Mikhail Prokhorov, General Director of the Company.

The Company currently owns stakes in a number of large energy generating and distributing companies, with market value exceeding USD 2.5 bln. However, MMC Norilsk Nickel, an enterprise engaged in mining and metal production, regards them as non-core assets, so they are practically excluded from estimating the Company's market value.

"MMC Norilsk Nickel was successful in "blue chips" making. To create the largest privately owned energy company in Russia, we will definitely take into account our previous experience with gold assets spin-off, focusing on the maximum transparency of the reorganization process and fair distribution of shares among shareholders of MMC Norilsk Nickel", emphasized Mr. Prokhorov.

The Company's strategy to form a portfolio of energy assets is based on two key principles: to secure stable energy supply for the operations and to ensure the best return on investments. Energy assets that were acquired by the Company to ensure uninterrupted power supply to production plants and urban facilities in the Far North of Russia are not meant for the spin off. Such assets include, in particular, OJSC Taimyrenergo located in Norilsk Industrial Region and bought by MMC Norilsk Nickel in July 2006.

END